[LETTERHEAD OF GREENBERG TRAURIG, LLP]

February 23, 2011

VIA FEDERAL EXPRESS AND EDGAR

Ms. Sonia Gupta Barros
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hines Global REIT, Inc. Post-Effective Amendment No. 4

Dear Sonia,

Pursuant to our conversations concerning Post-Effective Amendment No. 4  (“PEA #4”) to the Hines Global REIT, Inc. (the “Company”) Registration Statement No. 333-156742, the Company has authorized us to confirm to you on its behalf that in future filings of post-effective amendments under 20.D of Guide 5, the Company will not stack supplements but will instead consolidate prior supplements into one superseding supplement.  In addition, in future filings, the Company will delete from its discussion of distributions the non-GAAP concept of adjusted cash  flows from operations.

This should resolve all open issues.  Accordingly, we would appreciate it if you could declare PEA #4 effective prior to the close of business on Thursday February 24th.  Thank you for your attention to this matter.

Sincerely,

/s/ Judith D. Fryer
Judith D. Fryer